

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 6, 2009

Bobba Venkatadri
President and Chief Executive Officer
Trans-India Acquisition Corporation
300 South Wacker Drive, Suite 1000
Chicago, Illinois

Re: **Trans-India Acquisition Corporation**
        Preliminary Proxy Statement on Schedule 14A
        Filed January 30, 2009
        File No. 1-33127

Dear Mr. Venkatadri:

        We have limited our review of your filing to the issues addressed in the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General, page 1

1.   It appears from your document that you are not proceeding with the proxy solicitations contemplated by your filings on November 12, 2008 and January 6, 2009. Please confirm.

2.   Please respond to the comments in our comment letters dated December 9, 2008
        and January 14, 2009 that are applicable to this filing or to your Exchange Act
        reports. As examples, and not a complete list, of applicable comments from those
        letters, please see comments 13, 34, 64, 81, 86 and 87 in the December 9, 2008
        letter and comments 17, 25 and 32 in the January 14, 2009 letter.

3.   Please provide the financial information required by Schedule 14A Item 14.

How much will I be entitled to receive, page 7

4.   Please demonstrate that your calculation of $7.97 per share is consistent with the
        disclosure in your IPO prospectus regarding the amount to be received by the
        public shareholders upon liquidation. Show us your calculations, including how
        the calculations are reconcilable to your publicly filed financial statements. In
        this regard:

    •   Please demonstrate that your calculation of the amount to be distributed per share
        reflects the entirety of the IPO and private offering proceeds as mentioned on
        page 4 and elsewhere.

    •   We note your disclosure on page 13 that you intend franchise tax refunds to be
        used to satisfy claims against the company and not returned to the holders of stock
        sold in your IPO. Please tell us how that use of the refund is consistent with the
        disclosure in your IPO prospectus.

    •   We note your disclosure on page 13 that you intend income tax refunds to be used
        to distributed to all common stockholders, not just holders of stock sold in your
        IPO. Please tell us how that use of the refund is consistent with the disclosure in
        your IPO prospectus.

    •   Please tell us how the treatment of recovered assets as mentioned in section 5 on
        page A-2 is consistent with the disclosure in your IPO prospectus.

    •   Please tell us how the distributions to your non-public stockholders as mentioned
        in section 9 on page A-3 is consistent with the disclosure in your IPO prospectus.

    •   Please disclose who will receive any balance of the $194,600 mentioned on page
        2.

The Company's Board of Directors may delay, page 12

5.   Please demonstrate to us that the Board's reservation of rights described in this
        section and in section 10 on page A-3 is consistent with your Certificate of
        Incorporation.

The Dissolution and Plan of Liquidation Proposal, page 13

6.   With a view toward disclosure, please tell us how shareholder approval of the plan of liquidation is designed to comply with federal income tax laws as mentioned in the letter to your stockholders.

7.   Please disclose how your operations resulted in this proposal, including your attempts to meet the acquisition deadline in your Certificate of Incorporation, the current status of the acquisition agreement, and any termination or related fees owed.

8.   Refer to section 10 on page A-3. Please tell us the extent that you believe you could amend or modify the plan without additional stockholder approval.

Contingency Reserve, page 14

9.   Please clarify what you mean in the first paragraph regarding establishing a reserve consisting of "indemnification obligations." Does this mean that you will be reserving funds from the trust? If so, will only the holders of shares sold in your IPO be entitled to a distribution from that reserve after the board determines that it is not needed? Also, what about the "nature of the Company's limited assets and liabilities" leads you conclude that the distributions will not be made?

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 if you have any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: (by Facsimile) Cavas Pavri, Esq.